UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated January 25, 2012

Item 1

Relevant Information

Grupo Aval Acciones y Valores S.A. (Grupo Aval) announces that:

Grupo Aval’s wholly-owned subsidiary Grupo Aval Limited has priced an offering of USD$600 million of senior notes in the international capital markets, pursuant to Regulation S and Rule 144A under the U.S. Securities Act of 1933. The notes will be guaranteed by Grupo Aval and will mature in five years, bearing interest at an annual rate of 5.25% and be sold at an issue price of 99.458%, resulting in a yield to maturity of 5.375%. The notes may be redeemed prior to maturity subject to the terms and conditions of the notes.

Rating agencies Moody’s and Fitch have assigned investment grade credit ratings of Baa3 and BBB-, respectively, to the notes.

The notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This notice shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the notes that may be issued, nor shall there be any sale of these notes, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2012

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel